Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Date: September 29, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

Wasson’s Weekly

A meeting of minds

Walgreens Boots Alliance leadership meets in Bern, Switzerland

September 29, 2014

Since our Aug. 6 announcement that we were proceeding with step 2 of our strategic partnership with Alliance Boots, most of our updates and announcements have had to do with Walgreen Co.—organizational and leadership changes, our One Plan course of action, cost reduction efforts and so on. Today, I’d like to bring you up to date on what’s happening with Walgreens Boots Alliance (WBA), and hopefully this Weekly will answer some of your questions about how we’re proceeding with our work on it.

On Sept. 16 and 17, the future leadership team for Walgreens Boots Alliance came together formally for the first time in Bern, Switzerland. Now that we’d made the decision to combine fully, there were several important things this group needed to do as we begin forming a new company. While the WBA leadership team has worked together since we first started this strategic partnership, we did so as team members of two separate companies. Over the past few years, we’d already done a great deal of information gathering and data sharing between Walgreens and Alliance Boots, along with much discussion regarding future paths and what the decision to combine might entail. We’d also formed our joint venture and collaborated on the AmerisourceBergen deal. But we’ve still continued operating as two separate and distinct companies—and until we close, that’s how we’ll proceed.

Now, we began getting to know each other and meeting on a different level, building new relationships to enable us to work together as an integrated, unified leadership team. In Bern, we met to lay the foundation for how we’d operate as one organization and begin making key decisions about the usual needs of a big multinational company, including our structure and processes, as well as key culture discussions around vision, purpose and values. Certainly, many of you have asked how we’ll work together, what our culture will look like, how WBA will operate. Those all are questions we began to answer at the meeting.

Tom Sabatino, our general counsel, likened this process to his work with United Airlines during its merger with Continental, commenting that “this is all very typical for a transformational transaction of this magnitude. Until you decide to take that second step, you’re still operating as two companies. Now that we’ve exercised step 2, it’s like turning the page. We’re no longer focusing on how to get to the decision to combine and if we’re going to make that decision. Now, we’re focusing on becoming one company and how we work together to do it.”

One main purpose of the meeting was to discuss culture and vision, purpose and values for the entire global enterprise and how we’ll work together. As Kathleen Wilson-Thompson, who will become WBA’s global human resources officer and is co-leader of our culture work with Ornella Barra, who led the meeting in Bern, remarked: “The divisions under WBA are separate but related, and they’ll retain their independent missions and their own cultures. With Boots operating in 25 countries and Walgreens in the U.S., we won’t try to impact the separate and distinct cultures of all those countries. We respect those cultures, and so the overarching vision, purpose and values of WBA had to be broad enough, diverse enough and all-encompassing to allow the autonomy of all these cultures and missions to live together.” She and her team conducted considerable information gathering, including analysis and leadership interviews, across the four future WBA divisions to gather insights to use in developing WBA’s vision, purpose and values statements. Interestingly, one of the key findings of that research and at our meetings was that Walgreens and Alliance Boots share a common set of values—with trust at the top of the list for us both.

So, this was a true meeting of minds. We were there to forge a new leadership team, to establish a foundation. There are more meetings to come as we work toward closing the transaction and being ready for Day 1 and beyond. We’ll continue to keep you up to date.

Thanks for reading, and be well.

For additional background on WBA, I encourage you to read the Sept./Oct. issue of Walgreen World, which gives a great overview.

[Legends included in the original are excerpted at the end of this filing]

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Walgreens that also constitutes a preliminary prospectus of Walgreens Boots Alliance. The registration statement has not yet become effective. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it becomes available. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.